FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 30, 2014	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan

			Title:	Deputy General Manager

Notice

NOTICE is hereby given that the Twentieth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Monday, June 30, 2014 at 1.00 p.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, to transact the following business:

ORDINARY BUSINESS

1.
To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2014 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. K. Ramkumar (DIN: 00244711), who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the underlying rules viz Companies (Audit and Auditors) Rules, 2014 as may be applicable and the Banking Regulation Act, 1949, B S R & Co. LLP, Chartered Accountants (registration No. 101248W), be appointed as statutory auditors of the Company, in place of retiring auditors S. R. Batliboi & Co. LLP, Chartered Accountants to hold office from the conclusion of this Meeting until the conclusion of the twenty fourth Annual General Meeting (AGM) of the Company, subject to annual approval of Reserve Bank of India and ratification by Members every year on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the years ending March 31, 2015 upto March 31, 2018.

6.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013, read with the underlying rules viz Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 and subject to such regulatory approvals and consents as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the

Company’s branches/offices outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices outside India for the year ending March 31, 2015.

SPECIAL BUSINESS

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. V. K. Sharma (DIN: 02449088) in respect of whom the Company has received a notice in writing along with deposit of Rs. 100,000, from a Member proposing him as a candidate for the office of director under the provisions of Section 160 of the Companies Act, 2013, and who is eligible for appointment as an independent Director, be and is hereby appointed as an independent Director of the Company upto March 31, 2019.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 2013, the Banking Regulation Act, 1949 and subject to the approval of Reserve Bank of India, Mr. Rajiv Sabharwal (DIN: 00057333), be re-appointed as a wholetime Director (designated as Executive Director) of the Company, effective June 24, 2015 upto June 23, 2020 on conclusion of his term on June 23, 2015 on the following terms of remuneration:

Salary:
In the range of Rs. 900,000 - Rs. 1,600,000 per month.

Perquisites:
Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:
In the range of Rs. 650,000 - Rs.1,200,000 per month.

Bonus:
An amount upto the maximum limit permitted under the Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Rajiv Sabharwal shall be governed by Section II of Part II of Schedule V of the Companies Act, 2013, or any modification(s) thereto.

RESOLVED FURTHER that Mr. Rajiv Sabharwal shall be subject to retirement by rotation during his tenure as wholetime Director.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Rajiv Sabharwal and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that subject to Section 14 and other applicable provisions of the Companies Act, 2013, Banking Regulation Act, 1949, Banking Laws (Amendment) Act, 2012, guidelines of Reserve Bank of India and such other requisite approvals as may be required, Article 56(d) and Article 113(b) of the Articles of Association of the Company be substituted by the following Clauses respectively:

Article 56(d) would be substituted as follows:
Acquisition of shares or voting rights therein, by a person  directly  or indirectly,  by himself or acting in concert with  any  other  person which  taken together  with shares  and  voting  rights,  if any, held  by him or his relative  or associate  enterprise or person  acting  in concert  with him, makes the applicant  to hold five per cent or more of the paid-up share capital of the Bank  or entitles  him to exercise  five per cent or more of the voting rights  in the Bank, should be effected by such person(s) after obtaining prior approval of Reserve Bank of India.

For the purpose of this clause-

(a)	Associate enterprise means a company whether incorporated or not which
(i)	is a holding company or a subsidiary company of the applicant or
(ii)	is a joint venture of the applicant or
(iii)	controls the composition of the Board of Directors or other body governing the applicant or
(iv)	exercises in the opinion of the Reserve Bank of India significant influence on the applicant in taking financial or policy decisions or
(v)	is able to obtain economic benefits from the activities of the applicant;

(b)	Relative shall mean relative as defined in the Companies Act, 2013 as amended from time to time.

(c)
Persons shall be deemed to be acting in concert who for a common objective or purpose of acquisition of shares or voting rights in excess of the percentage mentioned in Section 12(b) of the Banking Regulation Act pursuant to an agreement or understanding (formal or informal) directly or indirectly co-operate by acquiring or agreeing to acquire shares or voting rights in the banking company.

(d)
Joint venture means a legal entity in the nature of a partnership engaged in the joint undertaking of a particular transaction for mutual profit or an association of persons or companies jointly undertaking some commercial enterprise wherein all contribute assets and share risks.

Article 113(b) would be substituted as follows:
On a poll, the voting rights of Members shall be as provided in Section 47 of the Companies Act, 2013, but will be subject to the ceiling of ten per cent of the total voting rights or such other percentage as may be stipulated by Section 12(2) of the Banking Regulation Act or under any of the proviso or explanation to Section 12 of the Banking Regulation Act.

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that the consent of the Members of the Company under the provisions of Section 180(1)(c) and other applicable provisions, if any, of the Companies Act, 2013 and its underlying rules as may be amended from time to time and the relevant provisions of the Articles of Association of the Company, be and is hereby accorded to the borrowings by the Board of Directors of the Company from time to time, of all moneys deemed by them to be requisite or proper for the purpose of carrying on the business of the Company, so however, that apart from deposits accepted in the ordinary course of business, temporary loans repayable on demand or within six months from the date of the loan or temporary loans, if any, obtained from the Company's bankers, the total amount of such borrowings outstanding at any time shall not exceed Rs. 250,000 crore (Rupees two hundred and fifty thousand  crore) notwithstanding that the monies to be borrowed together with the monies already borrowed by the Company (including temporary loans, if any, obtained for the purpose of financing expenditure of a capital nature) will exceed the aggregate of the paid-up share capital of the Company and its free reserves.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that subject to the provisions of Section 42 and such other provisions of the Companies Act, 2013 as may be applicable and the underlying rules i.e. Companies (Prospectus and Allotment of Securities) Rules, 2014 as may be amended from time to time and such other regulations as may be applicable, the consent of the Members of the Company be and is hereby accorded to borrowings by the Board of Directors of the Company from time to time, by way of securities including but not limited to bonds and non-convertible debentures upto Rs. 100,000 crore (Rupees One hundred thousand crore) on private placement basis during a period of one year from the date of passing of this Resolution within the overall borrowing limits of the Company, as approved by the Members, from time to time.

RESOLVED FURTHER that the Board of Directors of the Company (including any Committee thereof), be and is hereby authorised to do all such acts, deeds and things and give such directions as may be deemed necessary or expedient, to give effect to this resolution.

NOTES:

a.	The relative Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 5, 7 to 11 set out in the Notice is annexed hereto.

b.
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Pursuant to the provisions of the Companies Act, 2013 and the underlying rules viz Companies (Management and Administration) Rules, 2014, a person can act as proxy on behalf of members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights.

c.	Voting through electronic means:

I.
In compliance with provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, the Company is pleased to provide members facility to exercise their right to vote at the 20th Annual General Meeting (AGM) by electronic means and the items of business as detailed in this Notice may be transacted through e-voting services provided by National Securities Depository Limited (NSDL):

The instructions for e-voting are as under:

i.
Members whose shareholding is in the dematerialised form and whose email addresses are registered with the Company/Depository Participants(s) will receive an email from NSDL informing the User-ID and Password.

1.
Open email and open PDF file viz; “ICICI Bank e-voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

2.	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/.

3.	Click on Shareholder – Login.

4.	Put user ID and password as initial password noted in step (i) above. Click Login.

5.
Password change menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

6.	Home page of e-voting opens. Click on e-voting: Active Voting Cycles.

7.	Select “EVEN” (E Voting Event Number) of ICICI Bank Limited.

8.	Now you are ready for e-voting as Cast Vote page opens.

9.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

10.	Upon confirmation, the message “Vote cast successfully” will be displayed.

11.	Once you have voted on the resolution, you will not be allowed to modify your vote.

12.
Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer through e-mail to scrutinizericicibank@gmail.com or evoting@icicibank.com with a copy marked to evoting@nsdl.co.in.

ii.
For Members holding shares in dematerialised form whose email IDs are not registered with the Company/Depository Participants, Members holding shares in physical form as well as those Members who have  requested for a physical copy of the Notice and Annual Report, the following instructions may be noted:

1.	Initial password is provided as below/at the bottom of the Attendance Slip for the AGM:
EVEN (E Voting Event Number) USER ID PASSWORD

2.	Please follow all steps from Sr. No. 1 to Sr. No. 12 of (i) above, to cast vote.

II.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Members and e-voting user manual for Members available at the downloads section of www.evoting.nsdl.com.

III.
Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

IV.	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for casting your vote.

V.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

VI.
The e-voting period commences on June 18, 2014 (9:00 am) and ends on June 20, 2014 (6:00 pm). During this period Members of the Company, holding shares either in physical form or in dematerialised form, as on the relevant date (record date) of May 16, 2014, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

VII.	The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date (record date) of May 16, 2014.

VIII.	Alwyn D’souza & Co., Company Secretaries has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

IX.
The Scrutinizer shall within a period not exceeding three(3) working days from the conclusion of the e-voting period unblock the votes in the presence of at least two(2) witnesses not in the employment of the Company and make a Scrutinizer’s Report of the votes cast in favour or against, if any, forthwith to the Chairman of the Company.

X.
The Results shall be declared on or after the AGM of the Company. The Results declared alongwith the Scrutinizer’s Report shall be placed on the Company’s website www.icicibank.com and on the website of NSDL within two(2) days of passing of the resolutions at the AGM of the Company and communicated to the stock exchanges.

d.
Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No.21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

e.
The Register of Members and the Share Transfer Books of the Company will remain closed from June 7, 2014 to June 30, 2014 (both days inclusive). Dividend for the year ended March 31, 2014, at the rate of Rs. 23/- per fully paid-up equity share, if declared at the Meeting, will be paid on and from Tuesday, July 1, 2014:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 30, 2014 after giving effect to all valid transfers in physical form lodged on or before June 6, 2014 with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on June 6, 2014.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto June 6, 2014 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2014, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

f.
Members holding shares in physical form are requested to immediately notify change in   their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before June 6, 2014 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

g.
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

h.
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company and erstwhile The Bank of Rajasthan Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend upto the financial year ended March 31, 2006 has been transferred and for the financial year ended March 31, 2007 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2007 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

i.	Members may avail of the nomination facility as provided under Section 72 of the Companies Act, 2013.

j.
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

k.	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

l.
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

m.
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof upto the date of the Meeting.

The green initiative circulars issued by Ministry of Corporate Affairs (MCA) as well as Clause 32 of the Listing Agreement executed with the stock exchanges permits sending of soft copies of annual reports to all those Members who have registered their email addresses for the purpose.

The Companies Act, 2013 has also recognised serving of documents to any Member through electronic mode. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Sections 101 and 136 of the Companies Act, 2013 read with Section 20 of the Companies Act, 2013 and the underlying rules relating to transmission of documents in electronic mode. In light of the requirements prescribed by the aforesaid circulars, for those Members whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2014 would be despatched.

The Notice of Annual General Meeting and the copies of audited financial statements, directors’ report, auditors’ report, business responsibility report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements as applicable will be duly complied with. Members holding shares in electronic mode are requested to ensure to keep their email addresses updated with the Depository Participants. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (f) above quoting their folio number(s).

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

Mumbai, May 20, 2014

CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051
Phone: 0265-6722222	Phone: 022-26538900
Fax: 022-26531230

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 5

Although not required, the Explanatory Statement is being given in respect of Item No. 5 of the Notice. S. R. Batliboi & Co. LLP, Chartered Accountants (formerly known as S. R. Batliboi & Co, Chartered Accountants) were appointed as auditors by the Members at their Sixteenth Annual General Meeting held on June 28, 2010 and were last re-appointed by the Members at their Nineteenth Annual General Meeting held on June 24, 2013 for the year ended March 31, 2014. They would be retiring at the conclusion of the forthcoming Annual General Meeting. S. R. Batliboi & Co. LLP have been auditors of the Company for four consecutive years, which is the maximum term for statutory auditors of banking companies as per the guidelines issued by Reserve Bank of India (RBI). The Audit Committee and the Board of Directors have placed on record their appreciation of the professional services rendered by S. R. Batliboi & Co. LLP during their association with the Company as its auditors.

As per the requirement of the Companies Act, 2013 (the Act) B S R & Co. LLP, Chartered Accountants have confirmed that the appointment if made would be within the limits specified under Section 141(3)(g) of the Act and it is not disqualified to be appointed as statutory auditor in terms of the provisions of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014. Their appointment has been approved by RBI. Their appointment has been proposed for a period of four years commencing from the current Annual General Meeting till the conclusion of the twenty fourth Annual General Meeting subject to the annual approval of RBI and the Members.

The Directors recommend the adoption of the Resolution at Item No. 5 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item No. 5 of the Notice.

Item No. 7

Mr. V. K. Sharma has been appointed as an additional Director effective March 6, 2014 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office upto the date of the Twentieth Annual General Meeting of the Company as provided under the said article but is eligible for appointment. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing along with deposit of Rs. 100,000, from a Member signifying the intention to propose the candidature of Mr. V. K. Sharma for the office of Director. The Board of Directors at its Meeting held on April 25, 2014 considered the proposal on appointment/reappointment of Directors at ensuing Annual General Meeting and pursuant to RBI guidelines determined that Mr. Sharma is a fit and proper person to be appointed as a Director on the Board of the Bank. Pursuant to the proviso to Section 152(5) of the Companies Act, 2013, the Board also determined that, Mr. V. K. Sharma fulfils the conditions as specified in the provisions of Companies Act, 2013 with respect to his appointment as independent Director and he is independent of the management.

Pursuant to the provisions of the Banking Regulation Act, 1949, a director of a banking company other than its Chairman or whole time director shall hold office continuously for a period of eight years. In line with provisions of Section 149(10) of the Companies Act, 2013, Mr. Sharma is proposed to be appointed for a term of five consecutive years upto March 31, 2019 and would thereafter be eligible for re-appointment till the completion of his tenure on March 5, 2022.

The Directors recommend the adoption of the Resolution at Item No. 7 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item No. 7 of the Notice except Mr. V. K. Sharma.

Item Nos. 8

The Members of the Company vide Resolution passed at the Annual General Meeting held on June 28, 2010 approved the appointment and remuneration of Mr. Rajiv Sabharwal as a wholetime Director (designated as Executive Director) of the Bank effective from the date of receipt of approval from RBI i.e. June 24, 2010 upto June 23, 2015. RBI has also approved the term of Mr. Rajiv Sabharwal for a period of five years effective June 24, 2013 upto June 23, 2015. The Members at the AGM held on June 24, 2013 had approved a salary range of Rs. 900,000 - Rs. 1,600,000 per month and supplementary allowance range of Rs. 650,000 - Rs. 1,200,000 per month effective April1, 2013.

As the term approved by the Members as well as RBI for Mr. Rajiv Sabharwal would conclude on June 23, 2015 which would be before the convening of the AGM in 2015, the Board at its Meeting held on April 25, 2014 considered the re-appointment of Mr. Rajiv Sabharwal for a further period of five years.

Mr. Rajiv Sabharwal is responsible for Retail Banking and Rural & Inclusive Banking. He is also the non-executive Chairman of ICICI Home Finance Company Limited. Mr. Sabharwal has a degree in mechanical engineering from the Indian Institute of Technology, Delhi and did his management studies at Indian Institute of Management, Lucknow. He has over 21 years of experience in the banking & financial services industry. He has been with the ICICI Group since 1998 (save a brief period in 2009-2010) and has held leadership positions in various areas of the retail and rural banking businesses. His contribution in the growth of ICICI Bank's mortgage and retail business is widely acknowledged. He was elevated to the Board of Directors of ICICI Bank in 2010.

The Board was of the view that the vast experience of Mr. Rajiv Sabharwal across the Bank's businesses and functions would be invaluable in providing stability while at the same time charting the Bank's future strategic course in the emerging global environment.

Hence, the Board of Directors, at its Meeting held on April 25, 2014 (based on the recommendation of the Board Governance, Remuneration & Nomination Committee) approved the re-appointment of Mr. Rajiv Sabharwal for a period of five years effective June 24, 2015 to June 23, 2020.

The Board or any Committee thereof, may in its absolute discretion and from time to time, fix within the above ranges, the salary (including supplementary allowance) payable to Mr. Rajiv Sabharwal, subject to the approval of RBI.

The Directors recommend the adoption of the Resolution at Item No. 8 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item No. 8 of the Notice except Mr. Rajiv Sabharwal.

Item No. 9

Ministry of Finance has vide its gazette notification dated January 17, 2013 notified the Banking Laws (Amendments) Act, 2012 making certain amendments to the Banking Regulation Act, 1949. In the context of the above, Reserve Bank of India (RBI) vide its letter dated October 23, 2013 has advised all private sector banks to make necessary amendments to their Memorandum of Association (MoA) and Articles of Association (AoA) to align these constitutional documents with the provisions of the Banking Laws (Amendments) Act, 2012. Based on the changes to the provisions of the Banking Regulation Act, 1949, clauses 56(d) and 113(b) of the AoA are required to be amended to align the same with Banking Law (Amendments) Act, 2012.

Articles 56(d) of the Articles of Association provides that “Acquisition of shares by a person/group which could take in the aggregate his/her/its holding to a level of five per cent or more of the total paid-up capital of the Bank (or such other percentage as may be prescribed by RBI from time to time) should be effected by such buyer(s) after obtaining prior approval of RBI.” Article 56(d) was inserted in the AoA in line with Reserve Bank of India guidelines. It is proposed to amend the clause 56(d) to align the same with the new Section 12B introduced in Banking Regulation Act, 1949 on “Regulation of acquisition of shares or voting rights” which has enhanced the scope of the already existing clause as mentioned above to include the act of acquisition by a person acting in concert, relative and associate enterprise.

Article 113(b) of the Articles of Association provides that on a poll, the voting rights of Members shall be as provided in Section 87 of the Act (Companies Act, 1956), but will be subject to the ceiling of ten per cent of the total voting rights or such other percentage as may be stipulated by Section 12(2) of the Banking Regulation Act. It is proposed to amend Article 113(b) of the AoA to include appropriate cross reference to Section 47 of Companies Act, 2013 and Section 12(2) of the Banking Regulation Act, 1949 wherein a new proviso has been inserted and power has been given to RBI to increase, in a phased manner, ceiling on voting rights on poll from ten per cent to twenty six per cent.

The Directors recommend the adoption of the Resolution at Item No. 9 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

Item No. 10 & 11

Section 180 of the Companies Act, 2013 (the Act) (corresponding to Section 293 of the Companies Act, 1956) has been notified by Ministry of Corporate Affairs (MCA) with effect from September 12, 2013. In terms of Section 180(1) (c) which corresponds to Section 293 (1) (d) of the Companies Act, 1956 read with Articles 83 to 88 of the Articles of Association of the Company, borrowings by the Company (apart from the deposits accepted in the ordinary course of business by the Company, temporary loans repayable on demand or within six months from the date of the loan, and temporary loans, if any, obtained from the Company’s bankers, other than loans raised for the purpose of financing expenditure of a capital nature), in excess of the paid-up capital of the Company and its free reserves, require the approval of the Members by way of special resolution.

The Members at the thirteenth Annual General Meeting held on July 21, 2007 had approved the borrowing of sums not exceeding Rs. 200,000 crore (Rupees two hundred thousand crore) under Section 293(1)(d) of the Companies Act, 1956.

The Ministry of Corporate Affairs (MCA) has vide its circular dated March 25, 2014 clarified that the resolution passed under Section 293 of the Companies Act, 1956 prior to September 12, 2013 with reference to borrowings (subject to the limits prescribed) and / or creation of security on assets of the Company will be effective for a period of one year from the date of notification of Section 180 of the Act which would be September 11, 2014.

Pursuant to the above clarification, it is proposed to seek a fresh approval of the Members under Section 180 of the Companies Act, 2013. The balance sheet size and net worth of the Company has increased significantly since the last revision of the borrowing limit on July 21, 2007. Considering the substantial growth in business and operations of the Company, present and future requirements, your approval is being sought to increase the borrowing limits from Rs. 200,000 crore (Rupees two hundred thousand crore) to Rs. 250,000 crore (Rupees two hundred and fifty thousand  crore). The outstanding borrowings as on March 31, 2014 for the purpose of section 180(1)(c) of the Act stood at around Rs. 133,500 crore (Rupees one hundred and thirty three thousand five hundred crore)

Section 42 of the Companies Act, 2013 and its underlying rules i.e. Companies (Prospectus and Allotment of Securities) Rules, 2014 provide that a Company shall make a private placement of its securities only if the proposed offer of securities or invitation to subscribe securities has been previously approved by the Members of the company, by a Special Resolution, for each of the Offers or Invitations. It further provides that in the explanatory statement annexed to the notice for the general meeting the basis or justification for the price (including premium, if any) at which the offer or invitation is being made shall be disclosed. It also provides that in case of offer or invitation for non-convertible debentures, it shall be sufficient if the company passes a previous special resolution only once in a year for all the offers or invitation for such debentures during the year.

In line with the above, the Bank has assessed its fund requirements and it is proposed that the  borrowing limits for the purpose of Section 42 read with the rules relating to this Section for borrowing by way of securities including but not limited to bonds and non-convertible debentures (NCDs) be fixed at Rs. 100,000 crore (Rupees one hundred thousand  crore). This would form part of the overall borrowing limits under Section 180(1)(c) of the Companies Act, 2013 as mentioned above which is sought to be enhanced to Rs. 250,000 crore (Rupees two hundred and fifty thousand  crore). The resolution under Section 42 will be valid for a period of one year from the date of passing this resolution. The pricing of the securities including but not limited to bonds and non-convertible debentures (NCDs) depends primarily upon the rates prevailing for risk free instruments, rates on other competing instruments of similar rating and tenor in the domestic or overseas markets, investor appetite for such instruments and investor regulations which enable investments in such instruments. Accordingly, during the validity of this resolution, the Bank proposes to issue securities including but not limited to bonds and non-convertible debentures (NCDs) by way of private placement at upto 300 basis point (bps) above the benchmark interest rates for issuances in rupee market and upto 500 bps above the benchmark interest rates for the respective risk category for issuance in foreign currency market. The pricing for each of the issuance/program would be approved by the Board or Committee of Board.

The Directors recommend the adoption of the Resolutions at Item Nos. 10 and 11 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item Nos. 10 and 11 of the Notice.

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

Mumbai, May 20, 2014

CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051
Phone: 0265-6722222	Phone: 022-26538900
Fax: 022-26531230

ANNEXURE

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

1.
Mr. V. K. Sharma was appointed as an additional Director of the Bank effective March 6, 2014. Mr. V. K. Sharma is the Managing Director of Life Insurance Corporation of India (LIC) effective November 1, 2013 prior to which he was the Managing Director & CEO of LIC Housing Finance Limited (LIC HFL). He has been associated with LIC since 1981. Besides LIC, Mr. Sharma is presently on the boards of LIC Pension Fund, Infrastructure Leasing & Financial Services Limited, ACC Limited and Life Insurance Corporation (Lanka) Limited. With his focused leadership proficient in invigorating staff performance, reorganizing teams and developing talent, LIC HFL maintained its growth momentum despite volatile markets and adverse macro-economic conditions. During his tenure LIC HFL was adjudged as "Best Housing Finance Company 2011" by CNBC-TV 18. Mr. Sharma does not hold any shares of the Company as on May 9, 2014.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ACC Limited Infrastructure Leasing & Financial Services Limited Life Insurance Corporation of India, Managing Director Life Insurance Corporation (Lanka) Limited LIC Pension Fund	Infrastructure Leasing & Financial Services Limited Nomination Committee, Chairman

2.
Mr. K. Ramkumar is an Executive Director on the Board of ICICI Bank. Mr. Ramkumar joined the Bank in 2001 with rich experience of having served in leading companies like Hindustan Aeronautics, Brookebond Lipton India Limited (merged with Hindustan Unilever Limited) and ICI India Limited in the areas of Human Resources Management and Manufacturing. He is responsible for Human Resources, Customer Service & Operations. He joined the Board of Directors with effect from February 1, 2009 and is responsible for nurturing key institutions such as The Institute for Finance, Banking & Insurance and ICICI Manipal Academy for Banking & Insurance.

Mr. Ramkumar has completed his Post Graduate Diploma in Personnel Management from Madras School of Social Work in 1984 and B. Sc Chemistry in 1982. Mr. Ramkumar does not hold any shares of the Company as on May 9, 2014.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited
ICICI Bank Limited
Committee of Executive Directors
Asset Liability Management Committee
Committee for Identification of Wilful Defaulters
Committee of Senior Management
Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters

ICICI Prudential Life  Insurance Company Limited
Board Audit Committee
Board Customer Service & Policyholders’ Protection Committee
Board Compensation and Nomination Committee

ICICI Venture Funds Management Company Limited
Compensation and Corporate Governance Committee
Employee Co-Invest Committee

3.
Mr. Rajiv Sabharwal is an Executive Director on the Board of ICICI Bank. He is responsible for Retail Banking and Rural & Inclusive Banking.  He is also the non-executive Chairman of ICICI Home Finance Company Limited. Mr. Sabharwal has a degree in mechanical engineering from the Indian Institute of Technology, Delhi and  did his management studies at Indian Institute of Management, Lucknow. He has over 21 years of experience in the banking & financial services industry. He has been with the ICICI Group since 1998 (save a brief period in 2009-2010) and has held leadership positions in various areas of the retail and rural banking businesses. His contribution in the growth of ICICI Bank's mortgage and retail business is widely acknowledged. He was elevated to the Board of Directors of ICICI Bank in 2010. Mr. Sabharwal does not hold any shares of the Company as on May 9, 2014.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Home Finance Company Limited, Chairman ICICI Prudential Life Insurance Company Limited	ICICI Bank Limited Fraud Monitoring Committee Asset Liability Management Committee Committee of Executive Directors Committee for Identification of Wilful Defaulters

Name of Company	Name of Committee

Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters
Committee of Senior Management

ICICI Home Finance Company Limited
Asset Liability Management Committee
Committee of Directors
Management Committee

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

Mumbai, May 20, 2014

CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007 Phone: 0265-6722222	Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230